EXHIBIT 99.1


Magna International Inc.

First Quarter Report

2011


    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
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All amounts in this Management's Discussion and Analysis of Results of
Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2011 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2010 included in our 2010 Annual Report to Shareholders.

On January 1, 2011, we adopted United States generally accepted accounting principles ("GAAP") as our primary basis of accounting, as further discussed in note 1(b) to the unaudited interim consolidated financial statements and the accounting policies as set out in notes 1 and 28 to the annual consolidated financial statements for the year ended December 31, 2010.

The adoption of U.S. GAAP did not have a material change on our accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010. All comparative financial information contained in this MD&A and the unaudited interim consolidated financial statements has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

This MD&A has been prepared as at May 4, 2011.

    OVERVIEW
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We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.
We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at March 31, 2011, we had 263 manufacturing operations and 84 product development, engineering and sales centres in 26 countries.

    HIGHLIGHTS
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North American light vehicle production increased 17% in the first quarter of 2011, compared to the first quarter of 2010. The key reasons for the continued strengthening of North American light vehicle production are improving auto sales in the region, coupled with dealer inventories that are below long-term historical averages. Light vehicle production improved in Western Europe as well, increasing 10% in the first quarter of 2011, compared to the first quarter of 2010.

Our first quarter 2011 total sales increased 34% over the first quarter of 2010, largely reflecting the improved levels of light vehicle production in our two principal markets, North America and Europe. Our North American, European and Rest of World production sales, as well as complete vehicle assembly sales and tooling and other sales, all increased relative to the first quarter of 2010. In particular, production sales in our Rest of World segment, an important growth driver for Magna, increased 69% compared to the first quarter of 2010, reflecting the acquisitions of Resil Minas and Pabsa in South America, as well as the continued launch of new business. We are currently expanding in a number of regions included in our Rest of World segment, and expect continued strong sales growth in this segment.

Largely as a result of the significant increase in total sales, our operating income increased 44% to $400 million in the first quarter of 2011, compared to $278 million in the first quarter of 2010. Accordingly, our diluted earnings per Common Share increased 31% to $1.30 in the first quarter of 2011, compared to $0.99 in the first quarter of 2010.

The tragic earthquake and tsunami experienced in Japan in the first quarter have disrupted and will continue to disrupt global vehicle production through 2011. However, we expect that much of the lost production, particularly in North America and Europe, will be recovered later in the year or early next year. To date, the negative impact of such disruptions has not been material to our results, nor is it expected to be material to our results in future quarters.

    FINANCIAL RESULTS SUMMARY
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During the first quarter of 2011, we posted sales of $7.2 billion, an increase of 34% from the first quarter of 2010. This higher sales level was a result of increases in our North American, European and Rest of
World production sales, complete vehicle assembly sales and tooling, engineering and other sales. Comparing the first quarters of 2011 to 2010:
    - North American vehicle production increased by 17% and our North American production sales increased 34%;
    - Western European vehicle production increased 10% and our European production sales increased 28%;
    - Complete vehicle assembly sales increased 51% to $674 million, as complete vehicle assembly volumes increased 85%;
    -   Rest of World production sales increased 69% to $316 million; and
    - Tooling, engineering and other sales increased 31% to $454 million. During the first quarter of 2011, we earned operating income of $400 million compared to $278 million for the first quarter of 2010. Excluding the unusual items recorded in the first quarters of 2011 and 2010, as discussed in the "Unusual Items" section, the $145 million increase in operating income was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, operating income was positively impacted by:
    - incremental margin earned on new programs that launched during or subsequent to the first quarter of 2010;
    - lower costs incurred related to launches at our complete vehicle assembly operations; and
    - productivity and efficiency improvements at certain facilities. These factors were partially offset by:
    - operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;
    -   higher costs related to launches at our components business;
    -   increased commodity costs;
    -   pre-operating costs incurred at new facilities;
    -   higher employee profit sharing;
    - lower equity income, primarily related to our share of losses at our E-Car Systems Partnership; and
    -   net customer price concessions subsequent to the first quarter of
        2010.
During the first quarter of 2011, net income increased $98 million to $322 million compared to $224 million for the first quarter of 2010. Excluding the unusual items recorded in the first quarters of 2011 and 2010, as discussed in the "Unusual Items" section, net income for the first quarter of 2011 increased $121 million. The increase in net income was a result of the increase in operating income partially offset by higher income taxes.

During the first quarter of 2011, our diluted earnings per share increased by $0.31 to $1.30 compared to $0.99 for the first quarter of 2010. Excluding the unusual items recorded in the first quarters of 2011 and 2010, as discussed in the "Unusual Items" section, diluted earnings per share for the first quarter of 2011 increased by $0.41. The increase in diluted earnings per share is as a result of the increase in net income partially offset by an increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during 2010 related primarily to the plan of arrangement completed August 31, 2010 ("the Arrangement") that eliminated our dual-class share structure and an increase in the number of diluted shares associated with stock options and restricted stock partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bid.

    UNUSUAL ITEMS
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During the three months ended March 31, 2011 and 2010, we recorded certain unusual items as follows:

                                   2011                       2010
                      ---------------------------- --------------------------
                                          Diluted                    Diluted
                                         Earnings   Operat-         Earnings
                      Operating      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
    -------------------------------------------------------------------------
    First Quarter
      Write down of
       real estate(1)   $    (9) $    (9) $ (0.04) $     -  $     -  $     -
      Sale of
       facility(2)            -        -        -       14       14     0.06
    -------------------------------------------------------------------------
                        $    (9) $    (9) $ (0.04) $    14  $    14  $  0.06
    -------------------------------------------------------------------------
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    (1) Write down of real estate

        During the first quarter of 2011, we determined that a group of certain corporate real estate assets were non-core and should be held for disposal. Our founder, Mr. Stronach, subsequently expressed an interest in acquiring the properties, independent appraisals were obtained for each property under the oversight of the Board's Corporate Governance and Compensation Committee. Because the appraised fair value range of the group of properties was less than their $52 million carrying value, we recorded a $9 million impairment charge in the quarter related to this asset group. In May 2011, we reached an agreement to sell this asset group to entities associated with Mr. Stronach within the appraised fair value range and on other terms negotiated and recommended by the Committee and approved by all the independent directors.

    (2) Sale of facility

        During 2010, we sold our interest in an electronics systems joint venture in China and realized a $14 million gain.

    INDUSTRY TRENDS AND RISKS
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Our success is primarily dependent upon the levels of North American and
European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010, and remain substantially unchanged in respect of the first quarter ended March 31, 2011.

    RESULTS OF OPERATIONS
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Average Foreign Exchange
                                               For the three months
                                                  ended March 31,
                                              ----------------------
                                                2011      2010    Change
    ----------------------------------------------------------------------
    1 Canadian dollar equals U.S. dollars      1.014     0.961      + 6%
    1 euro equals U.S. dollars                 1.367     1.384      - 1%
    1 British pound equals U.S. dollars        1.602     1.562      + 3%
    ----------------------------------------------------------------------
The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31, 2011 impacted the reported U.S. dollar amounts of our sales, expenses and income.
The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

Sales
                                               For the three months
                                                  ended March 31,
                                              ----------------------
                                                2011       2010    Change
    ----------------------------------------------------------------------

    Vehicle Production Volumes (millions
     of units)
      North America                            3.374      2.879     + 17%
      Western Europe                           3.705      3.380     + 10%
    ----------------------------------------------------------------------

    Sales
      External Production
        North America                       $  3,563   $  2,668     + 34%
        Europe                                 2,182      1,703     + 28%
        Rest of World                            316        187     + 69%
      Complete Vehicle Assembly                  674        446     + 51%
      Tooling, Engineering and Other             454        346     + 31%
    ----------------------------------------------------------------------
    Total Sales                             $  7,189   $  5,350     + 34%
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

External Production Sales - North America

External production sales in North America increased 34% or $0.9 billion to $3.6 billion for the first quarter of 2011 compared to $2.7 billion for the first quarter of 2010. The increase in external production sales is primarily as a result of:

    -   a 17% increase in North American vehicle production volumes;
    - the launch of new programs during or subsequent to the first quarter of 2010, including the:
        -  Jeep Grand Cherokee;
        -  Dodge Durango;
        -  BMW X3;
        -  Chevrolet Cruze;
        -  Chevrolet Traverse;
        -  Ford Explorer;
        -  Ford Fiesta; and
        -  Chevrolet Equinox and GMC Terrain;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    - an increase in content on certain programs, including the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan.
These factors were partially offset by:
    - programs that ended production during or subsequent to the first quarter of 2010, including the Mercury brand vehicles; and
    -   net customer price concessions subsequent to the first quarter of
        2010.
External Production Sales - Europe
External production sales in Europe increased 28% or $0.5 billion to $2.2 billion for the first quarter of 2011 compared to $1.7 billion for the first quarter of 2010. The increase in external production sales is primarily as a result of:

    - the launch of new programs during or subsequent to the first quarter of 2010, including the:
        -  MINI Countryman;
        -  Porsche Cayenne and Volkswagen Touareg;
        -  Audi A1; and
        -  BMW 5-Series;
    -   a 10% increase in Western European vehicle production volumes; and
    - acquisitions completed subsequent to the first quarter of 2010, including Erhard & Sohne GmbH.
These factors were partially offset by:
    - programs that ended production during or subsequent to the first quarter of 2010, including the BMW X3;
    - a decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar; and
    -   net customer price concessions subsequent to the first quarter of
        2010.
External Production Sales - Rest of World
External production sales in Rest of World increased 69% or $129 million to $316 million for the first quarter of 2011 compared to $187 million for the first quarter of 2010. The increase in production sales is primarily as a result of:

    - acquisitions completed during or subsequent to the first quarter of 2010 including Resil Minas, Pabsa S.A. and a roof systems facility in Japan;
    - the launch of new programs during or subsequent to the first quarter of 2010 in China and Brazil;
    -   an increase in production on certain programs in China and India; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi and Brazilian real, each against the U.S. dollar.
Complete Vehicle Assembly Sales
Under the terms of all our current assembly contracts we are acting as principal and purchased components and systems in assembled vehicles are included in our inventory and cost of goods sold. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Historically, certain contracts have provided that third party components and systems were held on consignment by us, in which case the selling price to the OEM customer reflected a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. Historically, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacted our level of sales and operating margin percentage, but may not have necessarily affected our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis had the effect of increasing the level of total sales, however, because purchased components were included in cost of goods sold, profitability as a percentage of total sales was reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis had the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

                                               For the three months
                                                  ended March 31,
                                              ----------------------
                                                  2011       2010     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales           $    674   $    446      + 51%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        MINI Countryman, Peugeot RCZ,
         Mercedes-Benz G-Class, Aston Martin
         Rapide and BMW X3                      33,302     14,029
      Value-Added:
        Chrysler 300 and Jeep Grand Cherokee         -      3,942
    -------------------------------------------------------------------------
                                                33,302     17,971      + 85%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Complete vehicle assembly sales increased 51% or $228 million to $674 million for the first quarter of 2011 compared to $446 million for the first quarter of 2010 while assembly volumes increased 85% or 15,331 units. The increase in complete vehicle assembly sales is primarily as a result of:
    - the launch of new assembly programs subsequent to the first quarter of 2010, including the:
        -  MINI Countryman; and
        -  Aston Martin Rapide; and
    - an increase in assembly volumes for the Peugeot RCZ and Mercedes-Benz G-Class.
These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:
    -   BMW X3 in the third quarter of 2010; and
    - Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010. Tooling, Engineering and Other Sales
Tooling, engineering and other sales increased 31% or $108 million to $454 million for the first quarter of 2011 compared to $346 million for the first quarter of 2010.

In the first quarter of 2011 the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper and Countryman;
    -   Chrysler 300C, Dodge Charger and Challenger;
    -   BMW X3;
    -   Mercedes-Benz M-Class;
    -   Volkswagen Touareg;
    -   Opel Calibra;
    -   Chevrolet Camaro;
    -   Chery A6 Coup; and
    -   Chevrolet Volt.
In the first quarter of 2010 the major programs for which we recorded tooling, engineering and other sales were the:
    -   Chevrolet Silverado;
    -   BMW X3;
    -   Audi A8;
    -   Mercedes-Benz R-Class;
    -   Porsche Cayenne;
    -   MINI Cooper and Crossman;
    -   Opel/Vauxhall Astra;
    -   Jeep Grand Cherokee; and
    -   Mercedes-Benz E-Class.
In addition, tooling, engineering and other sales increased as a result of the strengthening of the Canadian dollar against the U.S. dollar. Gross Margin
Gross margin increased $0.2 billion to $0.9 billion for the first quarter of 2011 compared to $0.7 billion for the first quarter of 2010 and gross margin as a percentage of total sales decreased to 12.2% for the first quarter of 2011 compared to 12.7% for the first quarter of 2010. The decrease in gross margin as a percentage of total sales was substantially due to:

    - an increase in complete vehicle assembly sales which have a lower gross margin than our consolidated average;
    -   an increase in tooling sales that have low or no margins;
    - operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;
    -   higher costs related to launches at our components business;
    -   increased commodity costs;
    -   pre-operating costs incurred at new facilities; and
    -   net customer price concessions subsequent to the first quarter of
        2010.
These factors were partially offset by:
    - increased gross margin earned as a result of significantly higher vehicle production volumes;
    - lower costs incurred related to launches at our complete vehicle assembly operations; and
    - productivity and efficiency improvements at certain facilities. Depreciation and Amortization
Depreciation and amortization costs increased $1 million to $165 million for the first quarter of 2011 compared to $164 million for the first quarter of 2010. The increase in depreciation and amortization was primarily as a result of:

    - acquisitions completed subsequent to the first quarter of 2010, including Resil Minas and Erhard & Sohne GmbH; and
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and British pound, each against the U.S. dollar.
These factors were partially offset by the impairment of certain assets subsequent to the first quarter of 2010.

Selling, General and Administrative ("SG&A")

SG&A expense as a percentage of sales was 4.9% for the first quarter of 2011 compared to 5.3% for the first quarter of 2010. The unusual item discussed in the "Unusual Items" section negatively impacted SG&A as a percentage of total sales in the first quarter of 2011 by 0.1% and positively impacted SG&A as a percentage of total sales in the first quarter of 2010 by 0.3%. Excluding these unusual items, SG&A as a percentage of total sales decreased by 0.8%.

SG&A expense increased $68 million to $352 million for the first quarter of 2011 compared to $284 million for the first quarter of 2010. Excluding the unusual items recorded in the first quarters of 2011 and 2010 (as discussed in the "Unusual Items" section), SG&A expenses increased by $45 million primarily as a result of:

    -   higher wages and other costs to support the growth in sales;
    -   higher group and divisional incentive compensation;
    -   higher stock-based compensation; and
    - acquisitions completed subsequent to the first quarter of 2010, including Resil Minas and Erhard & Sohne GmbH.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and our future global growth. Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT is calculated as follows:

    (i) EBIT which represents income from operations before income taxes and interest income, net;
    (ii) Unusual items, which consist of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss.

                                For the three months ended March 31,
                       ------------------------------------------------------
                             External Sales              Adjusted EBIT
                       --------------------------- --------------------------
                           2011     2010   Change     2011     2010   Change
    -------------------------------------------------------------------------

    North America       $ 3,775  $ 2,801  $   974  $   384  $   266  $   118
    Europe                3,071    2,350      721       29        2       27
    Rest of World           334      200      134       14       15       (1)
    Corporate and Other       9       (1)      10      (19)     (22)       3
    -------------------------------------------------------------------------
    Total reportable
     segments           $ 7,189  $ 5,350  $ 1,839  $   408  $   261  $   147
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Excluded from Adjusted EBIT for the first quarters of 2011 and 2010 were the following unusual items, which have been discussed in the "Unusual Items" section above.

                                                        For the three months
                                                           ended March 31,
                                                       ----------------------
                                                             2011       2010
    -------------------------------------------------------------------------

    Rest of World
      Sale of facility                                   $      -   $     14

    Corporate and Other
      Write down of real estate                                (9)         -
    -------------------------------------------------------------------------
                                                         $     (9)   $    14
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
North America
Adjusted EBIT in North America increased $118 million to $384 million for the first quarter of 2011 compared to $266 million for the first quarter of
2010 substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, Adjusted EBIT was positively impacted by:

    - incremental margin earned on the launch of new facilities and new programs;
    - an increase in reported U.S. dollar EBIT due to the strengthening of the Canadian dollar against the U.S. dollar;
    -   higher equity income; and
    -   productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

    -   operational inefficiencies and other costs at certain facilities;
    -   higher employee profit sharing;
    -   higher costs incurred in preparation for upcoming launches;
    -   pre-operating costs incurred at new facilities;
    -   increased commodity costs;
    -   higher affiliation fees paid to corporate; and
    - net customer price concessions subsequent to the first quarter of 2010.
Europe

Adjusted EBIT in Europe increased $27 million to $29 million for the first quarter of 2011 compared to $2 million for the first quarter of 2010 primarily as a result of:

    - lower costs incurred related to launches at our complete vehicle assembly operations;
    -   lower employee profit sharing;
    - increased margins earned on higher sales as a result of higher vehicle production volumes;
    -   lower warranty costs; and
    - productivity and efficiency improvements at certain facilities. These factors were partially offset by:
    -   operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;
    -   higher commodity costs;
    -   pre-operating costs incurred at new facilities; and
    -   net customer price concessions subsequent to the first quarter of
        2010.

Rest of World

Rest of World Adjusted EBIT decreased $1 million to $14 million for the first quarter of 2011 compared to $15 million for the first quarter of 2010 primarily as a result of:
    - additional infrastructure costs to support future growth in South America, China and India including the acquisition of Pabsa S.A and Resil Minas;
    -   higher commodity costs; and
    - net customer price concessions subsequent to the first quarter of 2010.

These factors were partially offset by:

    -   an increase in equity income earned;
    -   additional margin earned on increased production sales; and
    - incremental margin earned on new programs that launched during or subsequent to the first quarter of 2010.

Corporate and Other

Corporate and Other Adjusted EBIT increased $3 million to a loss of $19 million for the first quarter of 2011 compared to a loss of $22 million for the first quarter of 2010 primarily as a result of:
    - the recovery of previously expensed engineering and design costs;
    -   an increase in affiliation fees earned from our divisions;
and
    -   an increase in equity income earned.
These factors were partially offset by higher stock-based compensation. In addition, the Adjusted EBIT from our E-Car Systems partnership was unchanged for the first quarter of 2011 compared to the first quarter of 2010 as the $7 million increase in development and launch costs were offset by a reduced ownership percentage as a result of the Arrangement.

Interest Income, net

During the first quarter of 2011, we recorded net interest income of $1 million, compared to $3 million for the first quarter of 2010. Operating Income
Operating income increased $122 million to $400 million for the first quarter of 2011 compared to $278 million for the first quarter of 2010. Excluding the unusual item discussed in the "Unusual Items" section, operating income for the first quarter of 2011 increased
$145 million. The increase in operating income is the result of the increase in EBIT (excluding unusual items) partially offset by the decrease in net interest income earned, both as discussed above. Income Taxes
The effective income tax rate on operating income was 19.5% for the first quarter of 2011 compared to 19.4% for the first quarter of 2010. In the first quarter of 2011 and 2010, income tax rates were impacted by the items discussed in the "Unusual Items" section. Excluding the unusual items, the effective income tax rate decreased to 19.1% for the first quarter of 2011 compared to 20.5% for the first quarter of 2010. The effective tax rate decreased primarily as a result of a reduction in the Canadian statutory rate and an increase in the utilization of losses not previously benefitted.

Net Income

Net income increased $98 million to $322 million for the first quarter of 2011 compared to $224 million for the first quarter of 2010. Excluding the unusual item discussed in the "Unusual Items" section, net income increased $121 million. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.

Earnings per Share

                                               For the three months
                                                  ended March 31,
                                              ----------------------
                                             2011       2010     Change
    --------------------------------------------------------------------

    Earnings per Common Share or
     Class B Share
      Basic                              $   1.33   $    1.00     + 33%
      Diluted                            $   1.30   $    0.99     + 31%
    --------------------------------------------------------------------

    Average number of Common Shares and
     Class B Shares outstanding (millions)
      Basic                                 242.0      224.0       + 8%
      Diluted                               246.8      226.3       + 9%
    --------------------------------------------------------------------

Diluted earnings per share increased $0.31 to $1.30 for the first quarter of 2011 compared to $0.99 for the first quarter of 2010. Excluding the unusual item discussed in the "Unusual Items" section, diluted earnings per share increased $0.41 from the first quarter of 2010 as a result of the increase in net income (excluding unusual items), described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the quarter.

The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of Common Shares during 2010 related to the Arrangement, the issue of Common Shares related to the exercise of stock options and an increase in the number of diluted shares associated with stock options, partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bid.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

    -------------------------------------------------------------------------

Cash Flow from Operations
                                               For the three months
                                                  ended March 31,
                                              ----------------------
                                                  2011       2010     Change
    -------------------------------------------------------------------------

    Net income                                $    322   $    224
    Items not involving current cash flows         174        156
    -------------------------------------------------------------------------
                                                   496        380   $    116
    Changes in non-cash operating assets
     and liabilities                              (608)      (340)
    -------------------------------------------------------------------------
    Cash (used for) provided from
     operating activities                     $   (112)  $     40  $    (152)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Cash flow from operations before changes in non-cash operating assets and liabilities increased $116 million to $496 million for the first quarter of 2011 compared to $380 million for the first quarter of 2010. The increase in cash flow from operations was due to a $98 million increase in net income, as discussed above, and an $18 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

                                                        For the three months
                                                           ended March 31,
                                                       ----------------------
                                                             2011       2010
    -------------------------------------------------------------------------

    Depreciation and amortization                        $    165   $    164
    Amortization of other assets included in
     cost of goods sold                                        17         14
    Other non-cash charges                                     30         17
    Amortization of employee wage buydown                       3          5
    Deferred income taxes and non-cash portion
     of current taxes                                          (5)        (3)
    Equity income                                             (36)       (41)
    -------------------------------------------------------------------------
    Items not involving current cash flows               $    174   $    156
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Cash invested in non-cash operating assets and liabilities amounted to $608 million for the first quarter of 2011 compared to $340 million for the first quarter of 2010. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

                                                        For the three months
                                                           ended March 31,
                                                       ----------------------
                                                             2011       2010
    -------------------------------------------------------------------------

    Accounts receivable                                  $ (1,151) $    (733)
    Inventories                                               (62)      (115)
    Income taxes payable                                      (32)        53
    Prepaid expenses and other                                (14)       (10)
    Accounts payable                                          447        219
    Accrued salaries and wages                                 70         81
    Other accrued liabilities                                 138        166
    Deferred revenue                                           (4)        (1)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and liabilities $   (608)  $   (340)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
The increase in accounts receivable, inventories, accounts payable, accrued salaries and wages and other accrued liabilities in the first quarter of 2011 was primarily due to the increase in production activities compared to the fourth quarter of 2010. The decrease in income taxes payable was primarily due to the final payment of 2010 taxes with respect to Canada and Mexico.

Capital and Investment Spending

                                               For the three months
                                                  ended March 31,
                                              ----------------------
                                                  2011       2010     Change
    -------------------------------------------------------------------------

    Fixed asset additions                     $   (144) $    (128)
    Investments and other assets                   (55)       (27)
    -------------------------------------------------------------------------
    Fixed assets, investments and other
     assets additions                             (199)      (155)
    Purchase of subsidiaries                         -         (2)
    Proceeds from disposition                       33        174
    -------------------------------------------------------------------------
    Cash (used for) provided from
     investment activities                    $   (166)  $     17   $   (183)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Fixed assets, investments and other assets additions
In the first quarter of 2011, we invested $144 million in fixed assets.
While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2011 was for manufacturing equipment for programs that will be launching subsequent to the first quarter of 2011. Consistent with our strategy to expand in developing markets, approximately 7% (2010 - 18%) of this investment was in Russia China, Brazil and India.

In the first quarter of 2011, we invested $55 million in other assets related primarily to fully reimbursable tooling and engineering costs at our body & chassis systems and complete vehicle engineering and assembly operations for programs that will be launching subsequent to the first quarter of 2011.

Proceeds from disposition

Proceeds from disposal in the first quarter of 2011 were $33 million which included:
    - normal course reimbursement received in respect of planning and engineering costs that were capitalized in prior periods; and
    -   normal course fixed and other asset disposals.
Financing
                                               For the three months
                                                  ended March 31,
                                              ----------------------
                                             2011       2010     Change
    --------------------------------------------------------------------

    Increase in bank indebtedness        $     19   $      4
    Repayments of debt                         (2)        (9)
    Issues of debt                              6          1
    Issues of Common Shares                    48          7
    Repurchase of Common Shares               (88)         -
    Cash dividends paid                       (61)         -
    --------------------------------------------------------------------
    Cash (used for) provided from
     financing activities                $    (78)  $      3   $    (81)
    --------------------------------------------------------------------
    --------------------------------------------------------------------
During the first quarter of 2011, we received cash proceeds of $48 million on the exercise of stock options for Common shares.

During the first quarter of 2011, we repurchased 1.7 million Common Shares for an aggregate purchase price of $88 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.25 for the first quarter of 2011, for a total of $61 million.

Financing Resources

                                                 As at      As at
                                                 March   December
                                                    31,        31,
                                             2011       2010     Change
    --------------------------------------------------------------------

    Liabilities
      Bank indebtedness                  $     51   $     20
      Long-term debt due within one year       20         19
      Long-term debt                           55         47
    --------------------------------------------------------------------
                                              126         86
    Non-controlling interest                    4          3
    Shareholders' equity                    8,503      8,023
    --------------------------------------------------------------------
    Total capitalization                 $  8,633   $  8,112   $    521
    --------------------------------------------------------------------
    --------------------------------------------------------------------
Total capitalization increased by $0.5 billion to $8.6 billion at March 31, 2011 compared to $8.1 billion at December 31, 2010, primarily as a result of the increase in shareholders' equity.
The increase in shareholders' equity was primarily as a result of:

    -   net income earned during the first quarter of 2011;
    - a $240 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar between December 31, 2010 and March 31, 2011;
    -   Common Shares issued on the exercise of stock options;
    -   net unrealized gains on cash flow hedges; and
    - an increase in contributed surplus related to stock-based compensation expense.
These factors were partially offset by:
    - the purchase for cancellation of Common Shares in connection with out normal course issuer bid;
    -   dividends paid during the first quarter of 2011.
Cash Resources
During the first quarter of 2011, our cash resources decreased by $0.3 billion to $1.6 billion as a result of the cash used for investing, operating and financing activities, as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion of which $1.9 billion was unused and available.
Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 4, 2011 were exercised:

    Common Shares                                         241,909,380
    Stock options(i)                                       10,062,671
    ------------------------------------------------------------------
                                                          251,972,051
    ------------------------------------------------------------------
    ------------------------------------------------------------------
    (i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2011 that are outside the ordinary course of our business. Refer to our MD&A included in our 2010 Annual Report.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
From time to time, we may be contingently liable for litigation and other claims.

Refer to note 26 of our 2010 audited consolidated financial statements, which describes these claims.

For a discussion of risk factors relating to legal and other claims against us, refer to "Item 3. Description of the Business - Risk
Factors" in our Annual Information Form and Annual Report on Form
40-F, each in respect of the year ended December 31, 2010.

    CONTROLS AND PROCEDURES

    -------------------------------------------------------------------------
There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------

The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to: expansion and continued sales growth in the Rest of World segment; recovery of lost production as a consequence of the March 2011 earthquake and tsunami in Japan. The forward-looking information in this MD&A is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volume levels; the potential bankruptcy of a major automotive customer; the inability of sub-suppliers to timely accommodate demand for their parts; the impact of the insolvency or bankruptcy of a critical supplier; the highly competitive nature of the automotive parts supply business; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; restructuring, downsizing and/or other significant non-recurring costs; impairment charges related to goodwill, long-lived assets and deferred tax assets; our ability to diversify our sales; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; our ability to shift our manufacturing footprint to take advantage of opportunities in growing markets; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other growing markets; exposure to elevated commodities prices; our ability to negotiate favourable borrowing terms or secure sufficient borrowing limits; the impact of potential disruptions in the capital and credit markets; uncertainty with respect to the financial condition of a number of governments, particularly in Europe; fluctuations in relative currency values;
our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us;
work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; our non-controlling interest in Magna E-Car Systems;
our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United
States Securities and Exchange Commission, and subsequent filings.
In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    MAGNA INTERNATIONAL INC.

    CONSOLIDATED STATEMENTS OF INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                                          Three months ended
                                                               March 31,
                                                      -----------------------
                                              Note        2011          2010
    -------------------------------------------------------------------------

    Sales                                             $  7,189      $  5,350
    -------------------------------------------------------------------------

    Costs and expenses
      Cost of goods sold                         2       6,309         4,668
      Depreciation and amortization                        165           164
      Selling, general and administrative        9         352           284
      Interest income, net                                  (1)           (3)
      Equity income                                        (36)          (41)
    -------------------------------------------------------------------------
    Income from operations before income
     taxes                                                 400           278
    Income taxes                                            78            54
    -------------------------------------------------------------------------
    Net income                                        $    322      $    224
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Common Share:
      Basic                                           $   1.33      $   1.00
      Diluted                                         $   1.30      $   0.99
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per Common Share              $   0.25      $      -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Common Shares
     outstanding during the period (in
     millions):
      Basic                                              242.0         224.0
      Diluted                                            246.8         226.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes




    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                                          Three months ended
                                                               March 31,
                                                      -----------------------
                                              Note        2011          2010
    -------------------------------------------------------------------------

    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                                        $    322      $    224
    Items not involving current cash flows       3         174           156
    -------------------------------------------------------------------------
                                                           496           380
    Changes in non-cash operating assets
     and liabilities                             3        (608)         (340)
    -------------------------------------------------------------------------
    Cash (used for) provided from
     operating activities                                 (112)           40
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions                                 (144)         (128)
    Acquisitions                                             -            (2)
    Increase in investments and other assets     6         (55)          (27)
    Proceeds from disposition                               33           174
    -------------------------------------------------------------------------
    Cash (used for) provided from investing
     activities                                           (166)           17
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase in bank indebtedness                           19             4
    Repayments of debt                                      (2)           (9)
    Issues of debt                                           6             1
    Issues of Common Shares                                 48             7
    Repurchase of Common Shares                            (88)            -
    Dividends                                              (61)            -
    -------------------------------------------------------------------------
    Cash (used for) provided from financing
     activities                                            (78)            3
    -------------------------------------------------------------------------
    Effect of exchange rate changes on cash
     and cash equivalents                                   45             8
    -------------------------------------------------------------------------

    Net (decrease) increase in cash and
     cash equivalents during the period                   (311)           68
    Cash and cash equivalents, beginning
     of period                                           1,881         1,270
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period          $  1,570      $  1,338
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                         As at         As at
                                                      March 31,  December 31,
                                              Note        2011          2010
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                    3    $  1,570      $  1,881
    Accounts receivable                                  4,828         3,543
    Inventories                                  4       1,945         1,822
    Deferred tax assets                                     75            77
    Prepaid expenses and other                             197           162
    -------------------------------------------------------------------------
                                                         8,615         7,485

    Investments                                 12         617           575
    Fixed assets, net                           11       3,848         3,742
    Goodwill                                             1,228         1,194
    Deferred tax assets                                     61            60
    Other assets                                 6         683           640
    -------------------------------------------------------------------------
                                                      $ 15,052      $ 13,696
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                 $     51      $     20
    Accounts payable                                     4,070         3,496
    Accrued salaries and wages                             533           445
    Other accrued liabilities                    7       1,079           899
    Income taxes payable                                    22            55
    Deferred tax liabilities                                31            31
    Long-term debt due within one year                      20            19
    -------------------------------------------------------------------------
                                                         5,806         4,965

    Deferred revenue                                        12            15
    Long-term debt                                          55            47
    Other long-term liabilities                  8         582           551
    Deferred tax liabilities                                90            92
    -------------------------------------------------------------------------
                                                         6,545         5,670
    -------------------------------------------------------------------------
    Shareholders' equity
    Capital stock
      Common Shares
       (issued: 241,909,380; December 31, 2010 -
       242,564,616)                                      4,530         4,500
    Contributed surplus                                     50            56
    Retained earnings                                    2,929         2,715
    Accumulated other comprehensive income      10         994           752
    -------------------------------------------------------------------------
                                                         8,503         8,023

    Non-controlling interest                                 4             3
    -------------------------------------------------------------------------
                                                         8,507         8,026
    -------------------------------------------------------------------------
                                                      $ 15,052      $ 13,696
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes




    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
    (Unaudited)
    (U.S. dollars in millions)


                                                           Non-
                      Common Shares Contri-   Re-        contr-
                     --------------  buted  tained      olling        Compre-
                              Stated  Sur-   Earn-       Inter- Total hensive
                       Number  Value  plus   ings AOCI(i)  est Equity income
    -------------------------------------------------------------------------
                          (in
                     millions)

    December 31, 2010   242.6 $4,500  $ 56 $2,715 $ 752   $  3  $8,026
    Comprehensive
     income:
      Net income                              322                  322 $ 322
      Foreign currency
       translation                                  235      1     236   236
      Net unrealized gains
       on cash flow hedges                           25             25    25
      Reclassification of
       net gains on cash
       flow hedges to
       net income                                    (7)            (7)   (7)
      Net unrealized
       loss on available-
       for-sale investments                          (3)            (3)   (3)
      Pension and post
       retirement benefits                            1              1     1
                                                                      -------
      Other comprehensive
       income                                                            252
                                                                      -------
      Comprehensive income                                            $  574
                                                                      -------
                                                                      -------
    Shares issued
     (repurchased):
      Exercise of Stock
       Options            1.0     57    (9)                         48
      Release of
       restricted stock            5    (5)
      Repurchase and
       cancellation under
       normal course
       issuer bid        (1.7)   (32)         (47)   (9)           (88)
    Stock-based
     compensation:
      Expense                            8                           8
      Dividends paid                          (61)                 (61)
    -------------------------------------------------------------------
    March 31, 2011      241.9 $4,530  $ 50 $2,929 $ 994   $  4  $8,507
    -------------------------------------------------------------------
    -------------------------------------------------------------------

                                                           Non-
                      Common Shares Contri-   Re-        contr-
                     --------------  buted  tained      olling        Compre-
                              Stated  Sur-   Earn-       Inter- Total hensive
                       Number  Value  plus   ings AOCI(i)  est Equity income
    -------------------------------------------------------------------------
                          (in
                     millions)

    December 31, 2009   223.9 $3,779  $ 32 $2,803 $ 685   $  -  $7,299
    Comprehensive
     income:
      Net income                              224                  224 $ 224
      Foreign currency
       translation                                   20             20    20
      Net unrealized
       gains on cash
       flow hedges                                   59             59    59
      Pension and post
       retirement benefits                            1              1     1
                                                                      -------
      Other comprehensive
       income                                                             80
                                                                      -------
      Comprehensive
       income                                                          $ 304
                                                                      -------
                                                                      -------
    Shares issued
     (repurchased):
      Exercise of
       Stock Options      0.4      8    (1)                          7
      Repurchase and
       cancellation      (0.2)
      Release of
       restricted stock            6    (6)                          -
    Stock-based
     compensation:
      Expense                            5                           5
    -------------------------------------------------------------------
    March 31, 2010      224.1 $3,793  $ 30 $3,027 $ 765   $  -  $7,615
    -------------------------------------------------------------------
    -------------------------------------------------------------------

    (i) AOCI is Accumulated Other Comprehensive Income.

                               See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  SIGNIFICANT ACCOUNTING POLICIES

        (a) Basis of presentation

            The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following United States generally accepted accounting principles ("GAAP") as further discussed in note 1(b) and the accounting policies as set out in notes 1 and 28 to the annual consolidated financial statements for the year ended December 31, 2010.

            The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the December 31, 2010 audited consolidated financial statements and notes included in the Company's 2010 Annual Report.

            In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2011 and the results of operations, cash flows and changes in equity for the three-months ended March 31, 2011 and 2010.

        (b) Accounting Changes

            Adoption of United States Generally Accepted Accounting
            Principles

            In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards ("IFRS") for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, management undertook a detailed review of the implications of Magna having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 51-102, "Continuous Disclosure
            Obligations".

            In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company's reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company's industry comparables, and (iii) the financial reporting needs of the Company's market participants, including shareholders, lenders, rating agencies and market analysts.

            As a result of this analysis, management determined that Magna would adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2011 on a retrospective basis. All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect the Company's results as if they had been historically reported in accordance with U.S. GAAP.

            The adoption of U.S. GAAP did not have a material change on the Company's accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010.

            Multiple-Deliverable Revenue Arrangements

            In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, "Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements". This ASU eliminates the requirement that undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. This may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the current requirements. For Magna, this ASU is effective for revenue arrangements entered into or materially modified on or after January 1, 2011. This change did not have any material impact on the consolidated financial statements.

        (c) Seasonality

            Our businesses are generally not seasonal. However, our sales and profits are closely related to our automotive customers' vehicle production schedules. Our largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of our customers in Europe typically shutdown vehicle production during portions of August and one week in December.

    2.  EARNINGS PER SHARE

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2011          2010
        ---------------------------------------------------------------------

        Basic earnings per Common Share:

        Net income                                    $    322      $    224
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Average number of Common Shares outstanding      242.0         224.0
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Basic earnings per Common Share               $   1.33      $   1.00
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Diluted earnings per Common Share:

        Net income                                    $    322      $    224
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Average number of Common Shares outstanding      242.0         224.0
          Adjustments
        Stock options and restricted stock (a)             4.8           2.3
        ---------------------------------------------------------------------
                                                         246.8         226.3
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Diluted earnings per Common Share             $   1.30      $   0.99
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) Diluted earnings per Common share exclude nil
            (2010 - 5.7 million) Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money".

    3.  DETAILS OF CASH FROM OPERATING ACTIVITIES

        (a) Cash and cash equivalents:

                                                      March 31,  December 31,
                                                          2011          2010
            -----------------------------------------------------------------

            Bank term deposits, bankers acceptances
              and government paper                    $  1,308      $  1,565
            Cash                                           262           316
            -----------------------------------------------------------------
                                                      $  1,570      $  1,881
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Items not involving current cash flows:

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2011          2010
            -----------------------------------------------------------------

            Depreciation and amortization             $    165      $    164
            Other non-cash charges                          30            17
            Amortization of other assets included in
             cost of goods sold                             17            14
            Amortization of employee wage buydown            3             5
            Deferred income taxes and non-cash
             portion of current taxes                       (5)           (3)
            Equity income                                  (36)          (41)
            -----------------------------------------------------------------
                                                      $    174      $    156
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (c) Changes in non-cash operating assets and liabilities:

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2011          2010
            -----------------------------------------------------------------

            Accounts receivable                       $ (1,151)     $   (733)
            Inventories                                    (62)         (115)
            Prepaid expenses and other                     (14)          (10)
            Accounts payable                               447           219
            Accrued salaries and wages                      70            81
            Other accrued liabilities                      138           166
            Income taxes payable (receivable)              (32)           53
            Deferred revenue                                (4)           (1)
            -----------------------------------------------------------------
                                                      $   (608)     $   (340)
            -----------------------------------------------------------------
            -----------------------------------------------------------------

    4.  INVENTORIES

        Inventories consist of:
                                                      March 31,  December 31,
                                                          2011          2010
        ---------------------------------------------------------------------

        Raw materials and supplies                    $    781      $    724
        Work-in-process                                    226           202
        Finished goods                                     241           226
        Tooling and engineering                            697           670
        ---------------------------------------------------------------------
                                                      $  1,945      $  1,822
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

    5.  INCOME TAXES

        As of December 31, 2010 and 2009, the Company's gross unrecognized tax benefits were $257 million and $243 million, respectively (excluding interest and penalties), of which $186 million and $169 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets.

        A summary of the changes in gross unrecognized tax benefits in the year ended December 31, 2010 is as follows:

        ---------------------------------------------------------------------

        Balance, December 31, 2009                                  $    243
        Additions based on tax positions related to current year          11
        Additions based on tax positions of prior years                   19
        Settlements                                                      (19)
        Statute expirations                                               (1)
        Foreign currency translation                                       4
        ---------------------------------------------------------------------
        Balance, December 31, 2010                                  $    257
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As of December 31, 2010 and 2009, the Company has recorded interest and penalties, on the unrecognized tax benefits, of $45 million and $42 million, respectively. During the year ended December 31, 2010, the Company recorded tax expense related to changes in its reserves for interest and penalties of $3 million.

        The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits (including interest and penalties) by approximately
        $78 million, of which $67 million, if recognized, would affect its effective tax rate.

        The Company considers its significant tax jurisdictions to include Canada, USA, Austria, Germany and Mexico. The Company or its subsidiaries remain subject to income tax examination in Germany and Canada for years after 2002, in Mexico for years after 2004, in Austria for years after 2005, and in the U.S. federal jurisdiction for years after 2006.

    6.  OTHER ASSETS

        Other assets consist of:

                                                      March 31,  December 31,
                                                          2011          2010
        ---------------------------------------------------------------------

        Preproduction costs related to long-term
         supply agreements with contractual guarantee
         for reimbursement                            $    341      $    309
        Long-term receivables                              137           129
        Patents and licences, net                           33            33
        Other, net                                         172           169
        ---------------------------------------------------------------------
                                                      $    683      $    640
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    7.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                          2011          2010
        ---------------------------------------------------------------------

        Balance, beginning of period                  $     68      $     75
        Expense, net                                        10            10
        Settlements                                         (9)           (4)
        Foreign exchange and other                           4            (2)
        ---------------------------------------------------------------------
        Balance, March 31,                            $     73      $     79
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    8.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2011          2010
        ---------------------------------------------------------------------

        Defined benefit pension plans and other       $      4      $      4
        Termination and long service arrangements            8             6
        ---------------------------------------------------------------------
                                                      $     12      $     10
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    9.  STOCK-BASED COMPENSATION

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                              2011                           2010
                ------------------------------ ------------------------------
                Options outstanding            Options outstanding
                -------------------            -------------------
                                       Number                         Number
                                           of                             of
                                      options                        options
                    Number Exercise   exercis-     Number Exercise   exercis-
                of options price(i)      able  of options price(i)      able
    -------------------------------------------------------------------------

    Beginning
     of period  11,142,450  34.22   3,362,116   7,150,544  34.26   4,988,544
    Granted              -      -           -   5,050,000  30.00           -
    Exercised   (1,079,779) 44.94  (1,079,779)   (408,924) 22.52    (408,924)
    Cancelled            -      -           -     (51,000) 36.64     (51,000)
    Vested               -      -   2,400,001           -      -     716,666
    -------------------------------------------------------------------------
    March 31    10,062,671  33.07   4,682,338  11,740,620  32.83   5,245,286
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

        The weighted average assumptions used in measuring the fair value of stock options granted and/or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2011          2010
            -----------------------------------------------------------------

            Risk free interest rate                          -         2.34%
            Expected dividend yield                          -         2.00%
            Expected volatility                              -           35%
            Expected time until exercise                     -     4.5 years
            -----------------------------------------------------------------
            Weighted average fair value of options
             granted or modified in period (Cdn$)     $      -      $   8.09
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three-month period ended March 31, 2011 was $7 million (2010 - $3 million).

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows (number of shares in table below are expressed in whole numbers):

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2011          2010
            -----------------------------------------------------------------

            Common Shares awarded and not released   1,026,304     1,182,736
            -----------------------------------------------------------------

            Reduction in stated value of Common
             Shares                                   $     34      $     39
            -----------------------------------------------------------------

            Unamortized compensation expense recorded
             as a reduction of shareholder's equity   $      7      $     15
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three-month period ended March 31, 2011 was $1 million (2010 - $2 million).


    10. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                          2011          2010
        ---------------------------------------------------------------------

        Accumulated net unrealized gains on translation
         of net investment in foreign operations
          Balance, beginning of period                $    744      $    727
          Net unrealized gain on translation of net
           investment in foreign operations                235            20
          Repurchase of shares under normal course
           issuer bid                                       (9)            -
        ---------------------------------------------------------------------
          Balance, March 31                                970           747
        ---------------------------------------------------------------------

        Accumulated net unrealized gains on cash
         flow hedges(i)
          Balance, beginning of period                      55             2
          Net unrealized gains on cash flow hedges          25            59
          Reclassifications of net gain on cash flow
           hedges to net income                             (7)            -
        ---------------------------------------------------------------------
          Balance, March 31                                 73            61
        ---------------------------------------------------------------------

        Accumulated net unrealized gain on
        available-for-sale investments
          Balance, beginning of period                      11             -
          Net unrealized loss on investments                (3)            -
        ---------------------------------------------------------------------
          Balance, March 31                                  8             -
        ---------------------------------------------------------------------

        Accumulated net unrealized loss on other
         long-term liabilities
          Balance, beginning of period                     (58)          (44)
          Net unrealized gain on other long-term
           liabilities                                       1             1
        ---------------------------------------------------------------------
          Balance, March 31                                (57)          (43)
        ---------------------------------------------------------------------

        Total accumulated other comprehensive income  $    994      $    765
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

       (i) The amount of income tax expense that has been netted in the amounts above is as follows:

                                                          2011          2010
           ------------------------------------------------------------------

           Balance, beginning of period               $    (17)     $     (2)
           Net unrealized gains on cash flow hedges         (8)          (14)
           Reclassifications of net gains on cash flow
            hedges to net income                             3             2
           ------------------------------------------------------------------
           Balance, March 31                          $    (22)     $    (14)
           ------------------------------------------------------------------

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $48 million (net of income taxes of $13 million).

    11. REAL ESTATE ASSETS HELD FOR DISPOSAL

        During the first quarter of 2011, the Company determined that a group of certain corporate real estate assets were non-core and should be held for disposal. As the Company's founder, Mr. Stronach, subsequently expressed an interest in acquiring the properties, independent appraisals were obtained for each property under the oversight of the Board's Corporate Governance and Compensation Committee. Because the appraised fair value range of the group of properties was less than their $52 million carrying value, the Company recorded a $9 million impairment charge in the quarter related to this asset group. In May 2011, the Company reached an agreement to sell this asset group to entities associated with Mr. Stronach within the appraised fair value range and on other terms negotiated and recommended by the Committee and approved by all the independent directors.

    12. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                      March 31,  December 31,
                                                          2011          2010
            -----------------------------------------------------------------

            Held for trading
              Cash and cash equivalents               $  1,570      $  1,881
              Investment in ABCP                            87            84
            -----------------------------------------------------------------
                                                      $  1,657      $  1,965
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Held to maturity investments
              Severance investments                   $      5      $      5
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Available-for-sale
              Equity investments                      $     17      $     19
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Loans and receivables
              Accounts receivable                     $  4,828      $  3,543
              Long-term receivables included in
               other assets                                137           129
            -----------------------------------------------------------------
                                                      $  4,965      $  3,672
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Other financial liabilities
              Bank indebtedness                       $     51      $     20
              Long-term debt (including portion due
               within one year)                             75            66
              Accounts payable                           4,070         3,496
            -----------------------------------------------------------------
                                                      $  4,196      $  3,582
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            Derivatives designated as effective
             hedges, measured at fair value
              Foreign currency contracts
                Prepaid expenses                      $     76      $     58
                Other assets                                51            40
                Other accrued liabilities                  (23)          (17)
                Other long-term liabilities                (17)          (13)
            -----------------------------------------------------------------
                                                            87            68
              Natural gas contracts
                Other accrued liabilities                   (5)           (6)
                Other long-term liabilities                 (4)           (5)
            -----------------------------------------------------------------
                                                            (9)          (11)
            -----------------------------------------------------------------
                                                      $     78      $     57
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Fair value

            The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            At March 31, 2011, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$127 million (December 31, 2010 - Cdn$127 million). The carrying value and estimated fair value of this investment was Cdn$84 million (December 31, 2010 - Cdn$84 million). As fair value information is not readily determinable for the Company's investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

            At March 31, 2011, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $17 million, which was based on the closing share price of the investments on March 31, 2011.

            Term debt

            The Company's term debt includes $20 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, long-term receivables, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its derivative instruments. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three- month period ended March 31, 2011, sales to the Company's six largest customers represented 80% of the Company's total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at March 31, 2011, the net foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

        (f) Foreign Exchange Contracts

            The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. However, as a result of hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates.

            In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

            At March 31, 2011, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

                                                          Buys         Sells
            -----------------------------------------------------------------

            For Canadian dollars
              U.S. amount                                  353           665
              euro amount                                   39           126
            -----------------------------------------------------------------

            For U.S. dollars
              Peso amount                                3,595             -
            -----------------------------------------------------------------

            For euros
              U.S. amount                                  135            62
              GBP amount                                    16           157
              Czech Koruna amount                           83         3,691
              Polish Zlotys amount                          54           231
            -----------------------------------------------------------------

            Forward contracts mature at various dates through 2014. Foreign currency exposures are reviewed quarterly.

    13. CONTINGENCIES

        (a) In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

            A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

            (i) In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

                   - breach of fiduciary duty by the Company and two of its subsidiaries;

                   - breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

                   - the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. ("TRW") and other unrelated third party automotive supplier defendants of such technology in North America;

                   - a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

                   -  oppression by the defendants.

                   The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence until late 2012, at the earliest. The Company believes it has valid defences to the plaintiff's claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

        (b) In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs (note 7), however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer's warranty experience.

    14. SEGMENTED INFORMATION

        Given the differences between the regions in which the Company operates, Magna's operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company's internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

        The Company's chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated as follows:

        (iii) EBIT which represents income from operations before income taxes and interest income, net;

        (iv) Unusual items, which consist of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss

        The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" (note 1) and intersegment sales and transfers are accounted for at fair market value.

        The following tables show segment information and Adjusted EBIT for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income from operations before income taxes.

                                                Three months ended
                                                   March 31, 2011
                                      ---------------------------------------
                                                                       Fixed
                                         Total  External  Adjusted    assets,
                                         sales     sales      EBIT       net
        ---------------------------------------------------------------------

        North America
          Canada                      $  1,561  $  1,459            $    642
          United States                  1,819     1,680                 664
          Mexico                           686       636                 377
          Eliminations                    (273)        -                   -
        ---------------------------------------------------------------------
                                         3,793     3,775  $    384     1,683

        Europe
          Euroland                       2,515     2,474               1,047
          Great Britain                    218       219                  59
          Other European countries         409       378                 502
          Eliminations                     (42)        -                   -
        ---------------------------------------------------------------------
                                         3,100     3,071        29     1,608
        Rest of World                      356       334        14       215
        Corporate and Other(i)             (60)        9       (19)      342
        ---------------------------------------------------------------------
        Total reportable segments     $  7,189  $  7,189  $    408     3,848
        Write down of real estate                               (9)
        Gain on disposal of facility                             -
        Interest income, net                                     1
        ---------------------------------------------------------------------
                                      $  7,189  $  7,189  $    400     3,848
        Current assets                                                 8,615
        Investments, goodwill and
         other assets                                                  2,589
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 15,052
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                                Three months ended
                                                   March 31, 2010
                                      ---------------------------------------
                                                                       Fixed
                                         Total  External  Adjusted    assets,
                                         sales     sales      EBIT       net
        ---------------------------------------------------------------------

        North America
          Canada                      $  1,239  $  1,149            $    644
          United States                  1,301     1,186                 686
          Mexico                           501       466                 357
          Eliminations                    (225)        -                   -
        ---------------------------------------------------------------------
                                         2,816     2,801  $    266     1,687

        Europe
          Euroland                       1,880     1,841                 982
          Great Britain                    204       204                  61
          Other European countries         327       305                 405
          Eliminations                     (36)        -                   -
        ---------------------------------------------------------------------
                                         2,375     2,350         2     1,448
        Rest of World                      215       200        15       154
        Corporate and Other(i)             (56)       (1)      (22)      375
        ---------------------------------------------------------------------
        Total reportable segments     $  5,350  $  5,350  $    261     3,664
        Write down of real estate                                -
        Gain on disposal of facility                            14
        Interest income, net                                     3
        ---------------------------------------------------------------------
                                      $  5,350  $  5,350  $    278     3,664
        Current assets                                                 7,014
        Investments, goodwill and
         other assets                                                  2,224
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 12,902
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) Corporate and other includes the Company's proportionate share of the net loss in the E-Car Systems partnership. For the three months ended March 31, 2011, the partnership recorded sales of $16 million (2010 - $nil), EBIT loss of $25 million (2010 -
            $18 million) and had fixed assets of $87 million (2010 -
            $33 million).

    15. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.


CORPORATE OFFICE

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone:  (905) 726-2462
www.magna.com


TRANSFER AGENT AND REGISTRAR

Canada - Common Shares

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:  1-800-564-6253

United Stated - Common Shares

Computershare Trust Company N.A.
250 Royall Street
Canton, Massachusetts, USA 02021
Telephone:  (781) 575-3120

www.computershare.com


EXCHANGE LISTINGS

Common Shares
Toronto Stock Exchange		MG
The New York Stock Exchange	MGA



Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072.


2010 Annual Report

Copies of the 2010 Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.